September 1, 2017

Laura Nicholson

Special Counsel

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington DC 20549

Re:	To The Stars Academy of Arts and Science Inc.

Draft Offering Statement on Form 1-A

Filed August 15, 2017

CIK No. 0001710274

File No. 024-10728

Dear Ms. Nicholson:

We acknowledge receipt of the comment in your letter of September 1, 2017, which we have set out below, together with our response. The change noted in response to comment 1 is reflected in the amended Offering Statement.

Offering Circular

Cover Page of Offering Circular

1.	Your cover page disclosure regarding the duration of your offering is not consistent with your disclosure under Plan of Distribution, which describes a minimum offering period. Please revise.

We have revised the disclosure as requested.

Sincerely,

/s/ Sara Hanks

Sara Hanks

Managing Partner

KHLK LLP

cc: To The Stars Academy of Arts and Science Inc.

1

KHLK LLP P.O. Box 70743, Washington D.C. 20024